UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

E2OPEN, INC.

(Name of Subject Company)

E2OPEN, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, California 94404

(650) 645-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Aaron J. Alter

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by E2open, Inc., a Delaware corporation (“E2open”). The Schedule 14D-9 relates to the tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each, a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (collectively, the “Insight Funds”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser, Parent and the Insight Funds with the SEC on February 26, 2015, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of E2open (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open and Computershare Trust Company, N.A., the “Shares”) at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By amending and restating in their entirety the first and second sentences of the fourth paragraph on page 15 under the heading “—Recommendation of the Board—Background” as follows:

“In February 2014, BofA Merrill Lynch, at the direction of the Board, contacted four potential strategic acquirors (including the potential strategic acquiror we refer to as “Strategic B”) which, in addition to Strategic A, the Board deemed to be the most likely to be interested in a potential strategic transaction with E2open based on their respective financial capabilities and complementary businesses. Strategic B expressed a possible interest in a potential strategic transaction, and in order to facilitate discussions regarding a potential strategic transaction with Strategic B, E2open entered into a confidentiality agreement with Strategic B on February 5, 2014.”

By amending and restating in its entirety the third sentence of the third full paragraph on page 16 under the heading “—Recommendation of the Board—Background” as follows:

“The Board discussed the various strategic alternatives available to E2open, including the advisability of a potential sale of E2open and continuing to pursue its standalone strategy.”

By amending and restating in its entirety the fourth sentence of the carryover paragraph at the bottom of page 16 under the heading “—Recommendation of the Board—Background” as follows:

“Representatives of BofA Merrill Lynch also reviewed with the Board certain potential acquirors, consisting of six strategic acquirors and six private equity firms (including Insight), that could be contacted in addition to Sponsor A to gauge their interest in a potential strategic transaction with E2open.”

By inserting the following sentence after the last sentence of the third full paragraph on page 17 under the heading “—Recommendation of the Board—Background”:

“The additional parties that were authorized to be contacted consisted of four of the potential strategic acquirors and all of the private equity firms (other than Sponsor B from whom E2open had already received an unsolicited inquiry as described above) identified in the October 31, 2014 meeting of the Board, as well as a newly identified potential strategic acquiror, which we refer to as “Strategic C.” The Board authorization at that time, however, did not include Strategic A or Strategic B, even though they had been identified in the October 31, 2014 Board meeting, because they were reasonably familiar with E2open through the due diligence work they had each conducted in early 2014, and the other potential strategic acquirors should, if interested in a potential strategic transaction with E2open, be given a chance to familiarize themselves with E2open before E2open re-engaged with Strategic A and Strategic B.”

By amending and restating in its entirety the fifth sentence of the carryover paragraph on the bottom of page 18 under the heading “—Recommendation of the Board—Background” as follows:

“Representatives of BofA Merrill Lynch and E2open senior management reviewed for the Board E2open’s cash burn rate, and E2open senior management highlighted the potential need to find additional capital to alleviate liquidity pressures. Representatives of BofA Merrill Lynch reviewed for the Board E2open’s current cash burn rate, which, based on E2open’s historical operating cash flow (less capital expenditures) for the twelve-month period ending August 31, 2014 and E2open’s cash and investments as of August 31, 2014, was negative 38.2%. In addition, assuming the quarterly cash burn rate remained constant, E2open was predicted to deplete its cash in four fiscal quarters. For clarity, the cash burn rate did not take into account available lines of credit or projected free cash flow in future periods. E2open senior management also reviewed for the Board the projected cash balances under its projections for fiscal years 2015 through 2020 that incorporated forecasts relating to future operating cash flow, and projected that the lowest cash and investments balance would occur in fiscal year 2016, but would achieve positive cash balances thereafter.”

By amending and restating in its entirety the fourth full paragraph on page 19 under the heading “—Recommendation of the Board—Background” as follows:

“On January 13, 2015, E2open entered into a confidentiality agreement with a Strategic C. Strategic C had reinitiated contact with BofA Merrill Lynch, after initially declining to explore a potential strategic transaction with E2open when contacted by BofA Merrill Lynch in late November 2014.”

By amending and restating in its entirety the last sentence of the penultimate full paragraph on page 20 under the heading “—Recommendation of the Board—Background” as follows:

“The Board discussed those unsolicited inquiries, and decided that those inquiries were not sufficiently credible because those inquiries were at best exploratory in nature and, in contrast to the indications of interest E2open had already received from Insight, Sponsor B and Sponsor C, those inquiries did not include price proposals nor any indication of willingness to move forward quickly with the diligence and definitive documentation. Accordingly, the Board determined that those unsolicited inquiries did not warrant diverting resources away from the ongoing discussions with the parties that had already submitted indications of interest, and potentially risking delays in or termination of those ongoing discussions.”

By amending and restating in its entirety the second full paragraph on page 21 under the heading “—Recommendation of the Board—Background” as follows:

“On January 28, 2015, the Board held a meeting to review the proposals submitted by Insight, Sponsor B and Sponsor C, the letter from Altai, and to discuss all of the strategic alternatives then being considered by the Board. At this meeting, BofA Merrill Lynch summarized for the Board the financial aspects of the then-pending proposals and reviewed with the Board its preliminary financial analyses of E2open, which as directed by E2open were based in part upon E2open’s Post-Q3 Earnings Release Projections, and compared the differences with the preliminary financial analyses based in part upon Pre-Q3 Earnings Release Projections that were previously presented to the Board. The Board also considered certain information provided by representatives of BofA Merrill Lynch concerning BofA Merrill Lynch’s material investment banking and corporate banking relationships with each of the private equity firms that had submitted a proposal and with Strategic C, none of which were deemed material by the Board. The Board discussed each of the proposals, including the risks and advantages associated with each of the following strategic alternatives: a sale of the Company, a minority investment in E2open and remaining an independent company. In addition, the Board discussed the Altai letter, including the possibility that Altai could exert additional pressure on the Board and management to change corporate policies. During the meeting, the Board also discussed the increased challenges in E2open’s business and prospects since the publication of The Wall Street Journal article and public disclosure of Altai’s accumulation of its stake in E2open. The Board decided to pursue further discussions with Insight in an effort to obtain a higher proposal, inform Sponsor C that its price was too low to warrant further discussions, and attempt to solicit a proposal from Strategic C.”

By amending and restating in its entirety the penultimate full paragraph on page 21 under the heading “—Recommendation of the Board—Background” as follows:

“On January 28, 2015, E2open entered into a confidentiality agreement with a financial investor that had previously indicated a potential interest in making a minority investment in E2open. Later that day, the financial investor submitted a written, non-binding indication of interest for a $40.0 million investment in the form of convertible preferred stock, with a cumulative dividend rate of 9.0% per annum, compounded quarterly, and an initial conversion price of $7.50 per share, and redeemable after the fifth anniversary of issuance.”

By inserting the following line item between “Operating expenses” and “Income (loss) from operations” line items in the table on page 30 under the heading “—Projected Financial Information—Post-Q3 Earnings Release Projections”:

	Post-Q3 Projections Fiscal Year Ending February 28,
(In $ thousands)	2015E	2016P	2017P	2018P	2019P	2020P
Provision for income taxes	$(286)	$(300)	$(350)	$(400)	$(450)	$(500)

By inserting the following sentence immediately after the table on page 30 under the heading “—Projected Financial Information—Post-Q3 Earnings Release Projections”:

“For clarity, the stand-alone unlevered, after-tax free cash flows of E2open forecasted to be generated by E2open from March 1, 2015 through February 28, 2020 that are referenced in “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Discounted Cash Flow Analysis” are the same as the Free Cash Flows included in the Post-Q3Earnings Release Projections described above.”

By amending and restating in its entirety the last full paragraph on page 39 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Selected Publicly Traded Companies Analysis” as follows:

“BofA Merrill Lynch reviewed publicly available financial and stock market information for E2open and the following 11 publicly traded mid-cap companies in the software industry that focus on or otherwise provide software-as-a-service (also referred to as SaaS):

•	SPS Commerce, Inc.

•	RingCentral, Inc.

•	Interactive Intelligence Group, Inc.

•	8x8, Inc.

•	Bazaarvoice, Inc.

•	Intralinks Holdings, Inc.

•	Tangoe, Inc.

•	Sciquest, Inc.

•	ServiceSource International, Inc.

•	Brightcove, Inc.

•	Five9, Inc.”

By inserting the following immediately after the first sentence of the carryover paragraph at the bottom of page 39 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Selected Publicly Traded Companies Analysis”:

“Using the results of these calculations, BofA Merrill Lynch observed the following multiples of enterprise value to calendar years 2014 and 2015 estimated revenues for the selected publicly traded companies, as well as research analyst estimates of projected calendar year 2015 revenue growth for the selected public companies:

Selected Company	EV/2014 Revenues	EV/2015 Revenues	Revenue Growth 2015
SPS Commerce, Inc.	7.11x	5.83x	22.0%
RingCentral, Inc.	4.16x	3.36x	23.7%
Interactive Intelligence Group, Inc.	2.61x	2.35x	10.9%
8x8, Inc.	3.67x	3.09x	18.8%
Bazaarvoice, Inc.	3.30x	2.91x	13.3%
Intralinks Holdings, Inc.	2.66x	2.47x	7.9%
Tangoe, Inc.	2.02x	1.84x	10.1%
Sciquest, Inc.	2.70x	2.58x	4.7%
ServiceSource International, Inc.	0.83x	0.92x	(10.0)%
Brightcove, Inc.	1.71x	1.63x	4.7%
Five9, Inc.	1.68x	1.40x	20.1%”

By inserting the following immediately after the first paragraph on page 41 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Selected Precedent Transactions Analysis”:

“Using the results of these calculations, BofA Merrill Lynch observed the following multiples of transaction value to next twelve month estimated revenues for the target companies in the selected transactions:

Acquiror	Target	TV/NTM Revenues
Thoma Bravo	Riverbed Technology, Inc.	3.25x
OpenText Corp.	Actuate Corp.	3.07x
Vista Equity Partners	Advanced Computer Software Group plc	3.35x
Siris Capital Group	Digital River, Inc.	1.89x
Vista Equity Partners	TIBCO Software Inc.	3.74x
Thoma Bravo	Compuware Corp.	3.10x
Oracle Corp.	MICROS Systems, Inc.	3.25x
GTCR	Vocus, Inc.	3.12x
Charterhouse Capital Partners	Skillsoft Corp.	N/A
Hellman & Friedman	Renaissance Learning, Inc.	N/A
Verint Systems	KANA Software, Inc.	3.54x
OpenText Corp.	GXS Group, Inc.	N/A
Vista Equity Partners	The Active Network, Inc.	1.94x
Thoma Bravo	Keynote Systems, Inc.	2.47x
Vista Equity Partners	Websense, Inc.	2.69x
Bain Capital / Golden Gate Private Equity / Insight Venture Management / Westhorpe Investment	BMC Software, Inc.	2.91x
NCR Corp.	Retalix Ltd.	2.15x
RedPrairie Holding, Inc.	JDA Software Group, Inc.	2.59x
Thoma Bravo	Deltek, Inc.	2.66x
International Business Machines Corp.	DemandTec, Inc.	4.53x
Permira Advisors LLC	Renaissance Learning, Inc.	3.04x
Providence Equity Partners	Blackboard Inc.	3.16x
Apax Partners	Activant Solutions Inc.	3.76x
Apax Partners	Epicor Software Corp.	2.14x
Infor Global Solutions/Golden Gate Capital	Lawson Software, Inc.	2.32x
Oracle Corp.	Art Technology Group, Inc.	4.07x
International Business Machines Corp.	Sterling Commerce, Inc.	N/A
SAP AG	Sybase, Inc.	4.51x”

By amending and restating in its entirety the fourth paragraph on page 41 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Discounted Cash Flow Analysis” as follows:

“BofA Merrill Lynch performed a discounted cash flow analysis of E2open to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that E2open was forecasted to generate from March 1, 2015 through February 28, 2020 based on the projected free cash flows contained in the E2open management forecasts. BofA Merrill Lynch also performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that E2open was forecasted to generate from March 1, 2015 through February 28, 2020 based on the projected free cash flows contained in the E2open management forecasts and assuming, for illustrative purposes at the direction of E2open management, that E2open raises $40 million in new equity capital at E2open’s closing stock price of $6.10 per share on February 3, 2015.”

By amending and restating in its entirety the fifth paragraph on page 41 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Discounted Cash Flow Analysis” as follows:

“BofA Merrill Lynch calculated terminal values for E2open by applying perpetuity growth rates ranging from 4.0% to 6.0% to estimated stand-alone free cash flow for E2open based on E2open fiscal year 2020 estimated stand-alone free cash flow based on the E2open management forecasts. The cash flows and terminal values were then discounted to present value as of February 28, 2015 using discount rates ranging from 11.0% to 15.0%, which were based on an estimate of E2open’s weighted average cost of capital, taking into account certain financial metrics, including levered and unlevered beta, tax rates, U.S. government bond yields and historical risk premiums based on publicly available sources. BofA Merrill Lynch applied a dilution factor of 15.9% to reflect the dilution to current stockholders over the forecast period due to the effect of future equity compensation grants of approximately 1 million shares per year as projected by E2open management.”

By amending and restating in its entirety the first and second sentences of the carryover paragraph at the bottom of page 41 under the heading “—Opinion of E2open’s Financial Advisor—E2open Financial Analyses—Present Value of Future Stock Price Analysis” as follows:

“BofA Merrill Lynch performed an analysis of the present value of the implied future stock price of E2open during fiscal years 2019 and 2020 based on the E2open management forecasts. BofA Merrill Lynch applied multiples of enterprise value to free cash flow (defined as operating cash flow less capital expenditures), or FCF, of 15.0x to 25.0x, derived from the following selected publicly-traded mature software companies, to E2open’s fiscal year 2019 and fiscal year 2020 estimated FCF in the E2open management forecasts. The selected publicly-traded mature companies and the multiples of enterprise value to the 2015 estimated free cash flow for such companies observed by BofA Merrill Lynch were:

Selected Company	EV/2015 FCF
Microsoft Corporation	8.9x
Oracle Corporation	12.8x
SAP SE	19.0x
Adobe Systems Incorporated	24.8x
Red Hat, Inc.	20.2x

The resulting implied future values were then discounted to present value using a discount rate of 13.0%, which was based on an estimate of E2open’s cost of equity determined in the same manner as, and was assumed to be equal to, E2open’s weighted average cost of capital as described above under “—Discounted Cash Flow Analysis,” increased by net cash and divided by the current diluted shares outstanding plus future equity compensation grants of approximately 1 million shares per year as projected by E2open management.”

By amending and restating in its entirety the second full paragraph on page 42 under the heading “—Opinion of E2open’s Financial Advisor—Other Factors—Selected Precedent Technology Transactions Premiums Analysis” as follows:

“BofA Merrill Lynch identified, to the extent publicly available, 219 selected transactions involving U.S.-based, publicly traded companies in the technology industry, announced since January 1, 2010. BofA Merrill Lynch calculated the premium over the target company’s closing stock price one day prior to the announcement of the transaction, or to the extent applicable, the target company’s unaffected stock price, of the per share price paid in each selected transaction.”

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By inserting the following paragraph after the paragraph on page 47 under the heading “—Certain Litigation”:

“On March 19, 2015, the parties to the five purported stockholder class action lawsuits described above reached an agreement in principle to settle the cases. In connection with the contemplated settlement, E2open has agreed to make certain supplemental disclosures set forth in Amendment No.2 to this Statement, which were sought by the plaintiffs in connection with these lawsuits. The parties to the lawsuits also expect that, in connection with the contemplated settlement, counsel for plaintiffs will make an application for an award of attorneys’ fees.

E2open, the Board, the Insight Funds, Parent and Purchaser each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these lawsuits. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the lawsuits or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them. The contemplated settlement will be subject to customary conditions, including completion of appropriate settlement documentation, approval by the appropriate courts, notice to the class and a hearing, and consummation of the Offer. There can be no assurance that the contemplated settlement will be finalized or that court approval will be granted.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E2OPEN, INC.

	By:	/s/ Mark E. Woodward
Name: Mark E. Woodward
Title: President and Chief Executive Officer
Dated: March 19, 2015